Filed pursuant to Rule 433
CUSIP: 48245AAC5	Registration No. 333-121363
(Relating to Prospectus Supplement dated January 5, 2006
and Prospectus dated January 3, 2006)
KFW US MTN
FINAL TERM SHEET
Dated March 6, 2006

Issuer: KfW	Title of Securities: US$ 100,000,000 Fixed Rate to CPI-Linked Notes due March 3, 2008

Aggregate Principal Amount: US$100,000,000	Maturity Date: March 3, 2008

Original Issue Date: March 15, 2006	Initial Interest Rate: 5.25% (until April 3, 2006)

Interest Commencement Date: March 15, 2006	First Interest Payment Date: April 3, 2006

Final Redemption Price: 100%

Indexed Notes:
Details: 2-Year U.S. Inflation Linked Notes, as described below;
Type of Floating Rate Note:
☐	Regular Floating Rate

☐	Floating Rate/Fixed Rate

Fixed Rate Commencement Date:

☑	Fixed Rate/Floating Rate
Fixed Interest Rate: 5.25% from the Original Issue Date to but excluding April 3, 2006

Floating Rate Commencement Date: April 3, 2006
☐	Inverse Floating Rate

☐	Other:
Interest Rate Basis/Bases:
☑	Other:	US Inflation Rate
March 15, 2006 to but excluding April 3, 2006: 5.25%
April 3, 2006 to but excluding Maturity: (CPIt - CPIt-12 ) / CPIt-12, per annum
“CPI” is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, reported monthly by the Bureau of Labor Statistics (“BLS”) of the US Department of Labor (unrevised) (Series Id: CUUR0000SA0) (Base Period: 1982-1984 = 100), and as published on Bloomberg page CPURNSA or any successor service.
CPIt for each Interest Reset Date is the value of CPI for the third calendar month prior to such Reset Date as published and reported in the second calendar month prior to such Interest Reset Date; and

CPIt-12 for each Interest Reset Date is the CPI for the fifteenth calendar month prior to such Interest Reset Date as published and reported in the fourteenth calendar month prior to such Interest Reset Date.
If CPI is not reported on Bloomberg CPURNSA for a particular month by 3:00 PM on an Interest Reset Date, but has otherwise been published by the BLS, the Determination Agent will determine CPI as published by the BLS for such month using such other source as it deems appropriate, acting in good faith and in accordance with standard market practice.
In calculating CPIt and CPIt-12, the Determination Agent will use the most recently available value of the CPI determined as described above on the applicable Interest Reset Date, even if such value has been adjusted from a prior reported value for the relevant month. However, if a value of CPIt and CPIt-12 used by the Determination Agent on any Interest Reset Date to determine the Coupon on the Notes (an “Initial CPI”) is subsequently revised by the BLS, the Determination Agent will continue to use the Initial CPI, and the Coupon determined will not be revised.
If the CPI is rebased to a different year or period, the base reference period for the Notes will continue to be the 1982-1984 reference period as long as the 1982-1984 CPI continues to be published.
If, while the Notes are outstanding, the CPI is discontinued or substantially altered, as determined in the sole discretion of the Determination Agent, the applicable substitute index for the Notes will be that chosen by the Secretary of the Treasury for the Department of Treasury’s Inflation-Linked Treasuries as described at 62 Federal Register 846-874 (January 6, 1997) or, if no such securities are outstanding, will be determined by the Determination Agent acting in good faith and in accordance with general market practice at the time.
All final interest rate calculations will be rounded to three decimal places. For example, 4.0475% would be rounded to 4.048%.

Spread: +1.85%	Maximum Interest Rate: N/A
Spread Multiplier: N/A	Minimum Interest Rate: 0.00%
Index Maturity: N/A

Interest Reset Period:
☐ daily	☐ weekly	☑ monthly
☐ quarterly	☐ semi-annually	☐ annually
Interest Reset Date(s): as provided in §3(B) of the Conditions (unless otherwise specified): Monthly on the third calendar day (beginning April 3, 2006)
Interest Determination Date(s): as provided in §3(C) of the Conditions (unless otherwise specified): On the respective Interest Reset Date as set forth above, subject to the Preceding Business Day Convention.
Interest Calculation Date(s): as provided in §3(F)(1) of the Conditions (unless otherwise specified)
     Calculation Agent:
☑	Deutsche Bank Trust Company Americas
     Determination Agent:
☑	Morgan Stanley Capital Services Inc.
Interest Payment Date(s): unless otherwise specified, the third of the following
     (subject to §3(E) in the Conditions)
     ☑ Each of the 12 calendar months in each year (short first coupon)
Redemption:    ☐ Yes       ☑ No

Repayment:    ☐Yes       ☑ No
Specified Currency: U.S. dollars for all payments
          Authorized Denomination: US$ 1,000
Original Issue Discount Note (“OID”):    ☐ Yes       ☑ No

Day Count Fraction:	☐ Act/360 (as provided in §3(F)(3)(a) of the Conditions)
☑ Actual/Actual ISDA (as provided in §3(F)(3)(b) of the Conditions
☐ Other:
Business Day Convention (for Interest Payment Dates other than the Maturity Date):
          As provided in §3(E) of the Conditions (unless otherwise specified:                     ):
          ☑ Following Business Day Convention, NO adjustment of Interest
Price to Public: 100%, plus accrued interest, if any, from March 15, 2006
Dealer: Morgan Stanley & Co. Incorporated
          Terms left blank or marked “N/A,” “No,” “None” or in a similar manner shall not apply to the issue of Notes except as may otherwise be specified.
Risk Factors
     The Notes involve risks not associated with an investment in ordinary floating rate notes. Investors should carefully consider whether the Notes are suited to their particular circumstances before making a decision to purchase the Notes. Investors are encouraged to read the pricing supplement that will be filed with the SEC, and the prospectus supplement and prospectus that have been filed with the SEC, and which contain a more detailed description of the risks associated with the Notes. Some of the risks associated with the Notes are:
1)	In periods of little or no inflation, the interest rate will be equal to the spread and may be as little as zero.

2)	The interest rate may be below the rate otherwise payable on debt securities issued by us with similar maturities.

3)	The interest rate is based upon the CPI. The CPI itself and the way it is calculated may change in the future.

4)	The historical levels of the CPI are not an indication of the future levels of the CPI.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the dealer participating in the offering will arrange to send you the prospectus, which you may request by calling toll-free 1-866-718-1649.
Prospectus Supplement and Prospectus